

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

August 14, 2009

He Yuhua
Chairman of the Board of Directors
Guangshen Railway Company Limited
No. 1052 Heping Road
Shenzhen, People's Republic of China 518010

Re: **Guangshen Railway Company Limited
Form 20-F for the fiscal year ended December 31, 2008
Filed June 25, 2009
File No. 001-14362**

Dear He Yuhua:

        We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Max A. Webb
Assistant Director

cc: Mr. Guo Xiangdong
        Facsimile: (86-755) 2559-1480

        Mr. Alan Seem
        Facsimile: (86-10) 6563-6002